UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52452
CUSIP NUMBER:	26700M109

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

DUSSAULT APPAREL INC.
Full Name of Registrant

Former Name if Applicable

#98- 50 Carrera 73,
Address of Principal Executive Office (Street and Number)

Medellin, Colombia
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended October 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The financial statements will not be finalized in time to meet the filing deadline of January 29, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alberto Barrientos	57-311	412-9901
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
The Company anticipates the following changes in its year over year reporting:

During the fiscal years ended October 31, 2013 and 2012, we earned gross revenues of $8,552 as compared to $30,029, with gross profit of $8,552 in the current fiscal year as compared to $30,029 for the year ended October 31, 2012.  For the fiscal year ended October 31, 2013, our loss from operations decreased to $73,856, from $88,700 in the prior year. This decrease was mainly due to a reduction in administrative expenses to $17,029 for the fiscal year ended October 31, 2013 from $60,699 in the fiscal year ended October 31, 2012, as well as a small decrease in professional fees from $41,462 (2012) as compared to $37,946 in the current fiscal year (2013).  These reductions to expenses were offset by an increase in consulting fees to $27,433 (2013) from $12,146 (2012). We had total operating expenses of $82,408 during the fiscal year ended October 31, 2013 as compared to $118,729 for the fiscal year ended October 31, 2012.

During the fiscal year ended October 31, 2013 the Company recorded a net loss of $76,049 which was a substantial reduction to the net loss of $173,541 reported in the prior fiscal year ended October 31, 2012, primarily due to a reduction in interest expense from $72,887 in 2012 to $9,223 at October 31, 2013.

DUSSAULT APPAREL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 29, 2014	By:	/s/ Alberto Barrientos
		Name:	Alberto Barrientos
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).